Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

June 2, 2006

Fellow Aurizon Shareholder:

As you are likely aware, Northgate Minerals Corporation has launched an unsolicited takeover offer to purchase all of the outstanding common shares of Aurizon Mines Ltd.  By now you may already have received a copy of the Northgate offer in the mail or from your broker.

As announced on June 2, 2006 your Board of Directors, in consultation with its financial and legal advisors, will carefully consider and evaluate the merits of the Northgate offer which consists solely of Northgate stock.  The Board will then make a formal recommendation to shareholders on or before June 16, 2006 by way of a directors’ circular and for US shareholders the related Solicitation/Recommendation Statement on Schedule 14D-9F.

The Board of Directors of Aurizon advises shareholders not to take any action with respect to the Northgate offer until the Board has completed its evaluation and communicated its views to shareholders.

Yours sincerely,

David P Hall

Chairman, President and Chief Executive Officer

Aurizon Mines Ltd.